EXHIBIT 3.16

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

IP VOICE COMMUNICATIONS, INC.

FILED # C3312-97
OCT 14 2002

I, the undersigned, do hereby certify:

(a) That the Board of Directors of said corporation acting pursuant to unanimous consent, on May 22, 2002, adopted resolutions to attend the articles as follows:

Article 3 is hereby amended to read as follows:
3. Shares: (number of shares the corporation is authorized to issue): 300,000,000 (three hundred million).

The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time 300,000,000 shares of common stock having $0.001 par value per share and 10,000,000 shares of preferred stock having $0.001 par value per share.  The preferred shares may be divided into series and will have the preferences, limitations and relative rights as set forth in these Articles or as determined by the Board of Directors and set forth in certificate of designation.

(b) That the Board of Directors of said corporation acting pursuant to unanimous consent, on June 19, 2002, adopted resolutions to amend the Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock as follows:

Section 5 (c) --  Delete the entire Section and replace it with the following: "In the event.that the closirig.of the asset purchase transaction between the Company arid VergeTech, Inc. (the "Closing") occurs no later than the end of June 19, 2002 notwithstanding the Conversion Rate set forth in Paxagraph 5(b) above, the number of Shares issuable upon conversion all of the shares of Series B Preferred Stock outstanding as of the Closing shall equal 30% of the issued and outstanding shares of Common Stock of the Company on a fully diluted basis immediately following such Closing, including Series B dividends and Options and taking into account common shares then held by the Holders and their rights to obtain common shares by way- of the Loan Agreement of May 31, 2001 and otherwise. Transferees cif the Series B Preferred Stock, if any, shall have the same conversion rights as the original holder of the Series B Preferred Stock, however the number of shares of common stock isuable to thern shall be limited by this amendment and will be included in the 50% referred to above"

Section 11 (b)--Delete the following from the first sentence: "Notwithstanding anything to the contrary set forth herein or in the Certificate of Designation". Delete the period from the end of this Section. Add the following: ", or (VI) the Closing of the next purchase transaction between. the Company and VergeTech, Inc. has not occurred by the end of June 19, 2002."

(c) The said amendment has been consented to and approved by unanimous vote of thestockholders of all of the Series B Preferred Shares of the corporation outstanding and entitled to vote on an amendment to the,Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock.

/s/ Phillip M. Verges

Phillip M. Verges
President and Chief Executive Officer

State of Texax        )
                                 )  SS.
County of Dallas   )

On October 1, 2002 Phillip M. Verges personally appeared before me, a Notary Public, and acknowledged that he executed the above instrument.

Notary Stamp or Seal

/s/ Cedric B. Williams
Signature My commission expires: 3-27-06

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